SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Celularity Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

151190105
(CUSIP Number)

c/o Tan Kong Han
Dragasac Limited
25th Floor, Wisma Genting, Jalan Sultan Ismail, 50250
Kuala Lumpur, Wilayah Persekutuan, Malaysia
+(603) 2333-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190105	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Dragasac Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
63,356,326 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
63,356,326 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,356,326 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 11,882,564 Common Shares that the Reporting Person has the right to acquire upon exercise of the Dragasac Warrants (as defined herein).
2. Calculation is based on the sum of (i) 193,781,641 Common Shares outstanding as of December 31, 2023, based on information reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, plus (ii) 21,410,983 Common Shares issued to the Reporting Person and 1,000,000 Common Shares expected to be issued to another shareholder, and (iii) 11,882,564 Common Shares issuable to the Reporting Person upon exercise of the Dragasac Warrants, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Resorts World Inc Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,500,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,500,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 3,000,000 Common Shares that the Reporting Person has the right to acquire upon exercise of the RWI Warrant (as defined in Amendment No. 1) and 16,500,000 Common Shares that the Reporting Person has the right to acquire upon exercise of the Tranche 1 Warrants (as defined herein).
2. Calculation is based on the sum of (i) 193,781,641 Common Shares outstanding as of December 31, 2023, based on information reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, plus (ii) 21,410,983 Common Shares issued to Dragasac and 1,000,000 Common Shares expected to be issued to another shareholder, and (iii) 19,500,000 Common Shares issuable to the Reporting Person upon exercise of the RWI Warrant and Tranche 1 Warrants, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Genting Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
82,856,326 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
82,856,326 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,856,326 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (i) 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants, (ii) 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant, and (iii) 16,500,000 Common Shares that RWI has the right to acquire upon exercise of the Tranche 1 Warrants.
2. Calculation is based on the sum of (i) 193,781,641 Common Shares outstanding as of December 31, 2023, based on information reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, plus (ii) 21,410,983 Common Shares issued to Dragasac and 1,000,000 Common Shares expected to be issued to another shareholder, and (iii) 31,382,564 Common Shares issuable to Dragasac and RWI upon exercise of the Dragasac Warrants, RWI Warrant, and Tranche 1 Warrants, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Lim Kok Thay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
415,357

	8	SHARED VOTING POWER
82,856,326 (1)

	9	SOLE DISPOSITIVE POWER
415,357

	10	SHARED DISPOSITIVE POWER
82,856,326 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,271,683 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1. This amount includes (i) 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants, (ii) 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant, and (iii) 16,500,000 Common Shares that RWI has the right to acquire upon exercise of the Tranche 1 Warrants.
2. Calculation is based on the sum of (i) 193,781,641 Common Shares outstanding as of December 31, 2023, based on information reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, plus (ii) 21,410,983 Common Shares issued to Dragasac and 1,000,000 Common Shares expected to be issued to another shareholder, (iii) 31,382,564 Common Shares issuable to Dragasac and RWI upon exercise of the Dragasac Warrants, RWI Warrant, and Tranche 1 Warrants, and (iv) 379,212 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer, each of (ii), (iii) and (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 6 of 11 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Commission on July 26, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed with the Commission on June 22, 2023 (collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Shares”), of Celularity, Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a - c), (f) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	Dragasac Limited, an Isle of Man limited company (“Dragasac”);
ii.	Resorts World Inc Pte. Ltd., a Singapore private company (“RWI”);
iii.	Genting Berhad, a Malaysian public company; and
iv.	Lim Kok Thay, a Malaysian citizen (“Mr. Lim”).

Dragasac, an investment holding company, is an indirect wholly-owned subsidiary of Genting Berhad, a public company listed on the Malaysian stock exchange that is principally an investment holding and management company. Mr. Lim is an indirect beneficial owner of the largest shareholder of Genting Berhad, where he serves as Chief Executive and Chairman of the Board. RWI is a private company incorporated in Singapore. Genting Berhad indirectly holds 50% of RWI with the balance 50% indirectly held by Mr. Lim.

The principal business address of each of Dragasac, Genting Berhad and Mr. Lim is c/o Genting Berhad, 14th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Wilayah Persekutuan, Malaysia. The principal business address of RWI is 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.

The board of directors of Dragasac is comprised of Mark Jonathan Lewin, Sharon Ann Cain, Wong Yee Fun, Tan Kong Han and Michael James McHale (alternate to Mark Jonathan Lewin and Sharon Ann Cain). The board of directors of Genting Berhad is comprised of Mr. Lim, Foong Cheng Yuen, Lim Keong Hui, Tan Kong Han, Dr. Thillainathan a/l Ramasamy, Koid Swee Lian, Manharlal a/l Ratilal, and Eric Ooi Lip Aun. The executive officers of Genting Berhad are Mr. Lim (Chief Executive), Lim Keong Hui (Deputy Chief Executive), Tan Kong Han (President and Chief Operating Officer), and Wong Yee Fun (Chief Financial Officer). Each of the foregoing directors and executive officers, except Mark Jonathan Lewin, Sharon Ann Cain and Michael James McHale, are citizens of Malaysia and have a principal business address of:

c/o Genting Berhad,
24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Wilayah Persekutuan
Malaysia

Mark Jonathan Lewin, Sharon Ann Cain and Michael James McHale are citizens of the United Kingdom and have a principal business address of:

c/o IQ EQ (Isle of Man) Limited, First Names House
Victoria Road, Douglas,
Isle of Man IM2 4DF

CUSIP No. 151190105	Page 7 of 11 Pages
The board of directors of RWI is comprised of Lim Keong Hui, Gerard Lim Ewe Keng, Tan Kong Han, and Hiu Woon Yau. Each of the foregoing directors are citizens of Malaysia and have a principal business address of 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 12, 2024, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Dragasac, pursuant to which Dragasac agreed to deliver $6.0 million to the Issuer in exchange for 21,410,983 Common Shares and warrants to purchase up to 5,352,746 Common Shares (the “New Dragasac Warrants”). The New Dragasac Warrants are immediately exercisable at an exercise price of $0.24898 per Common Share (and can be exercised on a cashless basis) and expire on January 16, 2029. Pursuant to the terms of the Securities Purchase Agreement, the Issuer has agreed to seek approval from the holders of its Common Shares of (i) a reverse stock split of the Common Shares and (ii) any other approvals as may be required with respect to the transactions contemplated by, and securities issued pursuant to, the Securities Purchase Agreement.

In connection with the Securities Purchase Agreement, the Issuer amended and restated the terms of the 6,529,818 Warrants that Dragasac received in connection with the Merger (the “Amended Dragasac Warrants” and, together with the New Dragasac Warrants, the “Dragasac Warrants”) in order to adjust the exercise price from $6.77 per Common Share to $0.24898 per Common Share and to extend the expiration date to the sixty-month anniversary of the original March 16, 2025 expiration date (or to March 16, 2030).

Also in connection with the Securities Purchase Agreement, the Issuer entered into an investor rights agreement with Dragasac on January 12, 2024 (the “Dragasac Investor Rights Agreement”), pursuant to which the Issuer agreed to prepare and file with the Commission a registration statement on Form S-1 within forty-five days of March 31, 2024, covering the resale of all of the Common Shares issued to Dragasac pursuant to the Securities Purchase Agreement and all of the Common Shares issuable upon exercise of the New Dragasac Warrants (each subject to antidilutive adjustments).  The Dragasac Investor Rights Agreement also provides Dragasac with piggyback registration rights for both primary and secondary offerings of Issuer securities, as well as demand registration rights, provided that the estimated market value of the underwritten offering is at least $1.0 million, and subject to a limitation of three underwritten offerings during any twelve-month period. The Issuer has agreed to cover the expenses incident to the performance of or compliance with the Dragasac Investor Rights Agreement. Also pursuant to the terms of the Dragasac Investor Rights Agreement, so long as Dragasac (and/or its Affiliates (as such term is defined in the Securities Purchase Agreement)) beneficially owns, in the aggregate, at least ten percent (10%) of the outstanding Common Shares on a fully-diluted, as-converted basis, Dragasac will have certain information and audit rights with respect to the Issuer.

The foregoing summary of each of the Securities Purchase Agreement, New Dragasac Warrants, Amended Dragasac Warrants, and the Dragasac Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Securities Purchase Agreement, the New Dragasac Warrants, the Amended Dragasac Warrants, and the Dragasac Investor Rights Agreement, each of which is attached hereto as an exhibit to this Amendment No. 2 and is incorporated by reference.

Also on January 12, 2024, the Issuer entered into a second amended and restated loan agreement (the “Second Amended Loan Agreement”) with RWI, which amended and restated the Amended Loan Agreement, dated June 20, 2023, which, in turn, amended the original Loan Agreement, dated May 16, 2023. Pursuant to the Second Amended Loan Agreement, RWI provided an additional loan to the Issuer (the “Second Additional Loan” and, together with the Original Loan and the Additional Loan, the “RWI Loan”) in the principal amount of $15.0 million net of an original issue discount amount equal to $3,750,000 (representing the aggregate purchase price of the Tranche 1 Warrants and Tranche 2 Warrants defined and discussed below), for an aggregate principal amount of $27.0 million for the RWI Loan. The RWI Loan bears interest at a rate of 12.5% per year, with the first year of interest being paid in kind on the last day of each month. The Original Loan and the Additional Loan mature March 17, 2025, and the Second Additional Loan matures July 16, 2025, each subject to certain earlier maturity events.

CUSIP No. 151190105	Page 8 of 11 Pages
As additional consideration for the Second Additional Loan, RWI is entitled to two tranches of warrants to purchase up to an aggregate of 30,000,000 Common Shares. The first tranche of warrants to purchase up to 16,500,000 Common Shares is immediately exercisable at an exercise price of $0.24898 per Common Share (and can be exercised on a cashless basis) and expire on January 16, 2029 (the “Tranche 1 Warrants”). The second tranche of warrants to purchase up to 13,500,000 Common Shares is not exercisable until the later of (i) clearance from the Committee on Foreign Investment in the United States (“CFIUS”) and (ii) July 16, 2024 (the “Tranche 2 Warrants”). The exercise price of the Tranche 2 Warrants will be equal to the “Minimum Price” (as defined in Nasdaq Listing Rule 5635(d)) on the date they become exercisable, and the Tranche 2 Warrants can be exercised on a cashless basis. The Tranche 2 Warrants will expire on the five (5) year anniversary of the date they become exercisable. In addition, RWI may exercise the Tranche 2 Warrants to the extent that the aggregate number of Common Shares issued would not exceed 19.9% of the outstanding Common Shares as of the date of the Second Additional Loan, or the Issuer’s Common Shareholders have approved the exercise of the Tranche 2 Warrants at an exercise price below the Minimum Price or the exercise price equals or exceeds the Minimum Price. The purchase price of the Tranche 1 Warrants and Tranche 2 Warrants was $0.125 per Common Share underlying the Tranche 1 Warrants and Tranche 2 Warrants, which price was applied as a discount to the  principal amount of the Second Additional Loan.

In connection with the Second Amended Loan Agreement, the Issuer, RWI, and certain holders of Common Shares (“Stockholders”), including Robert Hariri, the Chairperson, Chief Executive Officer, and founder of the Issuer, entered into a support agreement dated January 12, 2024 (the “Support Agreement”) pursuant to which each Stockholder agreed, among other things, to vote its Common Shares in favor of (i) a reverse stock split of the Common Shares and (ii) any proposal required pursuant to Nasdaq Listing Rule 5635(d) to facilitate the exercise of the Tranche 2 Warrants (the “Nasdaq Proposal”). The Stockholders also agreed to treat as subject to the Support Agreement any Common Shares acquired after the execution of the Support Agreement, and generally agreed to not, directly or indirectly, sell, assign, transfer, tender, or otherwise dispose of any Common Shares until the expiration of the Support Agreement (or, for certain Stockholders, until the earlier of the expiration date of the Support Agreement and July 12, 2024). Each Stockholder further granted RWI an irrevocable proxy to vote its Common Shares in accordance with the Support Agreement if such Stockholder fails to do so.

Also in connection with the Second Amended Loan Agreement, the Issuer entered into an investor rights agreement with RWI on January 12, 2024 (the “RWI Investor Rights Agreement”), pursuant to which the Issuer agreed to prepare and file with the Commission a registration statement on Form S-1 within forty-five days of March 31, 2024, covering the resale of all of the Common Shares issuable upon exercise of the RWI Warrant, the Tranche 1 Warrants, and the Tranche 2 Warrants (each subject to antidilutive adjustments). The RWI Investor Rights Agreement also provides RWI with piggyback registration rights for both primary and secondary offerings of Issuer securities, as well as demand registration rights, provided that the estimated market value of the underwritten offering is at least $1.0 million, and subject to a limitation of three underwritten offerings during any twelve-month period. The Issuer has agreed to cover the expenses incident to the performance of or compliance with the RWI Investor Rights Agreement. Also pursuant to the terms of the RWI Investor Rights Agreement, so long as RWI (and/or its Affiliates (as such term is defined in Annex A to the Second Amended Loan Agreement)) beneficially owns, in the aggregate, at least ten percent (10%) of the outstanding Common Shares on a fully-diluted, as-converted basis, RWI will have certain information and audit rights with respect to the Issuer.

The foregoing summary of each of the Second Amended Loan Agreement, the Tranche 1 Warrants, the Tranche 2 Warrants, the Support Agreement, and the RWI Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Second Amended Loan Agreement, the Tranche 1 Warrants, the Tranche 2 Warrants, the Support Agreement, and the RWI Investor Rights Agreement, each of which is attached hereto as an exhibit to this Amendment No. 2 and is incorporated by reference.

The source of funds used to acquire the securities reported herein came from Genting Berhad’s internal funding.

CUSIP No. 151190105	Page 9 of 11 Pages
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Mr. Lim no longer serves as a director on the Issuer’s board of directors, effective September 14, 2023.

Each of Dragasac and RWI acquired the Common Shares and warrants to acquire Common Shares reported herein for investment purposes, in the ordinary course of its business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the agreement described herein and applicable regulatory limitations: (i) purchase additional Common Shares, warrants, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) exercise warrants, options, or related derivatives now beneficially owned or hereafter acquired by them; and/or (iii) sell all or a portion of the Common Shares, warrants, options, or related derivatives now beneficially owned or hereafter acquired by them.

Consistent with their investment intent, in connection with their investment in the Issuer and regular review thereof, the Reporting Persons have engaged in and/or may engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders of the Issuer, debtholders of the Issuer, advisors, potential strategic partners, investment professionals, or other persons, regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer.

 Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date hereof, Dragasac may be deemed to beneficially own 63,356,326 Common Shares, or approximately 27.8% of the Common Shares outstanding. This amount includes (i) 51,473,762 Common Shares held directly by Dragasac and (ii) 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants.

As of the date hereof, RWI may be deemed to beneficially own 19,500,000 Common Shares, or approximately 8.3% of the Common Shares outstanding. This amount includes 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant and 16,500,000 Common Shares that RWI has the right to acquire upon exercise of the Tranche 1 Warrants.

As of the date hereof, Genting Berhad may be deemed to beneficially own 82,856,326 Common Shares, or approximately 33.5% of the Common Shares outstanding. This amount includes (i) 51,473,762 Common Shares held directly by Dragasac, (ii) 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants, (iii) 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant, and (iv) 16,500,000 Common Shares that RWI has the right to acquire upon exercise of the Tranche 1 Warrants.

As of the date hereof, Mr. Lim may be deemed to beneficially own 83,271,683 Common Shares, or approximately 33.6% of the Common Shares outstanding. This amount includes (i) 51,473,762 Common Shares held directly by Dragasac, (ii) 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants, (iii) 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant, (iv) 16,500,000 Common Shares that RWI has the right to acquire upon exercise of the Tranche 1 Warrants, (v) 36,145 Common Shares held directly by Mr. Lim, and (vi) an aggregate 379,212 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer.

CUSIP No. 151190105	Page 10 of 11 Pages
The percentages set forth herein are based on the sum of (i) 193,781,641 Common Shares outstanding as of December 31, 2023, based on information reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, (ii) 21,410,983 Common Shares issued to Dragasac and 1,000,000 Common Shares expected to be issued to another shareholder, plus (iii) the number of Common Shares issuable to each Reporting Person within sixty days, each of (ii) and (iii) having been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Dragasac, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 51,473,762 Common Shares held directly by Dragasac and the 11,882,564 Common Shares that Dragasac has the right to acquire upon exercise of the Dragasac Warrants. RWI, Genting Berhad and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 19,500,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant and Tranche 1 Warrants. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 36,145 Common Shares held directly by Mr. Lim and the aggregate 379,212 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer.

As of the date hereof, none of RWI, Genting Berhad nor Mr. Lim may be deemed to beneficially own the 13,500,000 Common Shares underlying the Tranche 2 Warrants, because they do not have the right to acquire such Common Shares within 60 days. As such, the 13,500,000 Common Shares underlying the Tranche 2 Warrants have been excluded from the beneficial ownership of each of RWI, Genting Berhad, and Mr. Lim reported herein.

By virtue of the Support Agreement, RWI may be deemed to be a “group”, as such term is defined in Section 13(d) of the Act, with each of the Stockholders. However, RWI disclaims beneficial ownership of any and all Common Shares beneficially owned by the Stockholders.

(c) The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 2, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.8	Joint Filing Agreement, dated January 17, 2024.

Exhibit 99.9	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.10	Form of New Dragasac Warrant (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.11	Amended Dragasac Warrants (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.12	Dragasac Investor Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.13	Second Amended Loan Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.14	Form of Tranche 1 Warrant (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.15	Form of Tranche 2 Warrant (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.16	Form of Support Agreement (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

Exhibit 99.17	RWI Investor Rights Agreement (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Issuer with the SEC on January 17, 2024).

CUSIP No. 151190105	Page 11 of 11 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2024

Dragasac Limited

By:	/s/ Tan Kong Han
Name:	Tan Kong Han
Title:	Director

Resorts World Inc Pte. Ltd.

By:	/s/ Hiu Woon Yau
Name:	Hiu Woon Yau
Title:	Director

Genting Berhad

By:	/s/ Loh Bee Hong, Elaine
Name:	Loh Bee Hong, Elaine
Title:	Company Secretary

Lim Kok Thay

/s/ Lim Kok Thay